UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Samsara Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

79589L106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons John Bicket
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 80,764,203 (1)(4)
	(6)	Shared voting power 25,025,839 (2)(4)
	(7)	Sole dispositive power 80,764,203 (1)(4)
	(8)	Shared dispositive power 25,025,839 (2)(4)

(9)	Aggregate amount beneficially owned by each reporting person 105,790,042 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 30.1% (3)
(12)	Type of reporting person (see instructions) IN

(1)

Includes: (a) 1,051,620 shares of Class A Common Stock and 78,352,224 shares of Class B Common Stock held of record by John C. Bicket, Trustee of the John C. Bicket Revocable Trust u/a/d 2/15/2013, of which the Reporting Person may be deemed to have voting or dispositive power; (b) 663,619 shares of Class B Common Stock held of record by John C. Bicket, Trustee of The John C. Bicket 2023 Annuity Trust u/a/d 1/22/2023, of which the Reporting Person may be deemed to have voting or dispositive power; (c) 126,709 shares of Class B Common Stock held of record by John C. Bicket, Trustee of The John C. Bicket 2024 Annuity Trust u/a/d 4/24/2024, of which the Reporting Person may be deemed to have voting or dispositive power; and (d) options to purchase 570,031 shares of Class B Common Stock, all of which are exercisable by Mr. Bicket within 60 days of September 30, 2024.

(2)

Consists of: (a) 1,283,986 shares of Class B Common Stock shares held of record by John C. Bicket and CBD, Co-Trustees of The Bicket-Dobson Revocable Trust u/a/d 12/23/2020, of which the Reporting Person may be deemed to have voting or dispositive power; (b) 307,200 shares of Class A Common Stock and 16,313,764 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Bicket-Dobson Trust II u/a/d 10/8/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (c) 76,800 shares of Class A Common Stock and 4,217,164 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Bicket-Dobson Trust I u/a/d 11/10/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (d) 663,619 shares of Class B Common Stock held of record by CBD, Trustee of The CBD 2023 Annuity Trust u/a/d 1/22/2023, of which the Reporting Person may be deemed to have voting or dispositive power; (e) 250,000 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Bicket-Dobson Trust I-A fbo ACDB u/a/d 11/10/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (f) 250,000 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Bicket-Dobson Trust I-A fbo JCDB u/a/d 11/10/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (g) 250,000 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Bicket-Dobson Trust I-A u/a/d 11/10/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (h) 1,286,597 shares of Class B Common Stock held of record by Mr. Bicket’s spouse; and (i) 126,709 shares of Class B Common Stock held of record by CBD, Trustee of The CBD 2024 Annuity Trust u/a/d 4/24/2024, of which the Reporting Person may be deemed to have voting or dispositive power.

(3)

Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by Mr. Bicket and related stockholders listed in footnotes (1) and (2) above, but not any of the shares of Class B Common Stock held by any other person). Percentage ownership is calculated based on 247,297,793 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2024.

(4)

Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

Item 1(a)	Name of Issuer:

Samsara Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1 De Haro Street

San Francisco, CA 94107

Item 2 (a)	Name of Person Filing:

John Bicket

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o Samsara Inc.

1 De Haro Street

San Francisco, CA 94107

Item 2 (c)	Citizenship:

The Reporting Person is a United States citizen.

Item 2 (d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2 (e)	CUSIP Number:

79589L106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or 240.13d-2(c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

/s/ John Bicket
John Bicket